File No. 70-9543




                          UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



Application of Northeast   )       CERTIFICATE PURSUANT TO
Utilities and Northeast    )       RULE 24 UNDER THE PUBLIC
Generation Services        )       UTILITY HOLDING COMPANY ACT
Company on Form U-1        )       OF 1935


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended December 31, 2001, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

    As of December 31, 2001, NU's aggregate investment in EWGs was approximately $448.2 million, or 71% of its average Consolidated Retained Earnings of approximately $631.8 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

    NU Consolidated Capitalization

                                              As of December 31, 2001
                                              -----------------------
                                              (thousands
                                               of dollars)        %
                                              ------------     ------
     Common shareholders' equity               $2,117,640       30.8%
     Preferred stock                              116,200        1.7
     Long-term and short-term debt              2,633,518       38.2
     Rate reduction bonds                       2,018,351       29.3
                                               ----------      -----
                                               $6,885,709      100.0%
                                               ==========      =====

3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

     Retained Earnings statement as of December 31, 2001

                                                                      NU
                                                  NGC            CONSOLIDATED
                                                  ---            ------------
                                                     (Thousands of Dollars)

     Beginning balance as of October 1, 2001    $ 56,961         $  644,886
     Additions:
         Net income                                8,556             49,984
         Miscellaneous elimination adjustment       -                  -
     Deductions:
         Dividends declared-common shares         53,664             16,410
                                                --------         ----------
     Ending balance as of December 31, 2001     $ 11,853         $  678,460
                                                ========         ==========

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

     NGC
     Twelve months ended December 31, 2001

     (Thousands of Dollars)

     Revenues      $129,681
     Net Income    $ 42,257




                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




/s/ John P. Stack
    -----------------------------
    John P. Stack
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2002